SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(Rule 13e-4)

(Final Amendment)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

ASAT HOLDINGS LIMITED

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options Under ASAT Holdings Limited Option Plan To Purchase Ordinary Shares, Par Value $0.01 Per Ordinary Share

(Title of Class of Securities)

00208B105

(CUSIP Number of Class of Underlying Securities)

Harry Rozakis

Chief Executive Officer

ASAT HOLDINGS LIMITED

14th Floor, 138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(852) 2408-7811

COPY TO:

Anthony Root, Esq.

Milbank, Tweed, Hadley & McCloy LLP

3007 Alexandra House

16 Chater Road, Central

Hong Kong

(852) 2971-4888

(Name, Address, and Telephone Numbers of Person Authorized to

Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
$17,500,000	$3,500

*	Calculated solely for the purpose of determining the amount of filing fee. This amount assumes that options to purchase 40,860,025 ordinary shares of ASAT Holdings Limited having an aggregate value of $17,500,000 as of January 23, 2003 will be canceled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The number of options, the aggregate value of the options and the filing fee are based on the number of outstanding options that we expect to acquire pursuant to this offer to exchange. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,500.

Form or Registration No.: Schedule TO, Registration Number: 005-60891.

Filing Party: ASAT Holdings Limited.

Date Filed: January 24, 2003.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Final Amendment amends and supplements the Offer to Exchange on Schedule TO filed by ASAT Holdings Limited (“ASAT”) with the Securities and Exchange Commission on January 24, 2003 (the “Schedule TO”), as amended by Amendment No. 1 on February 12, 2003. The Schedule TO relates to the Offer by ASAT to exchange all outstanding options to purchase ordinary shares of ASAT held by current employees and certain directors of ASAT or its subsidiaries under ASAT Stock Option Plan 2000 upon the terms and subject to the conditions set forth in the Offer to Exchange and in the related Letter of Transmittal. Copies of the Offer to Exchange and the Letter of Transmittal were previously filed as Exhibits (a)(1) and (a)(2) to the Schedule TO, respectively.

This is the Final Amendment to the Schedule TO and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Exchange.

The Offer pursuant to the Schedule TO expired at 11:59 p.m., Eastern Standard Time, on February 24, 2003. Stock options to purchase 60,822,235 ordinary shares (12,164,447 ADSs) were irrevocably tendered and not withdrawn prior to the Expiration Time for cancellation pursuant to the Offer. This represented approximately 91% of the 66,902,760 ordinary shares (13,380,552 ADSs) that were eligible to be tendered under the Plan. ASAT has accepted for exchange all such options validly tendered and not withdrawn.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ASAT Holdings Limited

/S/ Harry Rozakis

Name:	Harry Rozakis
Title:	Chief Executive Officer
Dated:	March 10, 2003